Exhibit 1.02
 CONFLICT MINERALS REPORT

This is the Conflict Minerals Report (the “Report”) of Air Methods Corporation (the “Company”) for the reporting period from January 1 to December 31, 2013,  in accordance with Rule 13p1-1 (17 CFR 240.13p-1) (“Rule 13p-1”) under Section 13(p) of the Securities Exchange Act of 1934 (the “Exchange Act”).  Please refer to Form SD for definitions of the terms used in this Report, unless otherwise defined herein.

As a result of its due diligence efforts described above, the Company has determined in good faith that, for calendar year 2013, its cannot identify the origin of the conflict minerals used in its products.  The Company has made this determination due to a lack of information from its suppliers to conclude whether the necessary conflict minerals originated in a Covered Country and, if so, whether the necessary conflict minerals were from recycled or scrap sources.  In this light, the Company is implementing a due diligence process that is designed to minimize the risk that its minerals supply chain could contribute to conflict.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012 where a company cannot make a determination with respect to the status of its conflict minerals.

1.	Company Background

The Company, a Delaware corporation, was established in 1982 and serves as the largest provider of air medical emergency transport services and systems throughout the United States of America.  As of December 31, 2013, the Company’s Air Medical Services Division provided air medical transportation services in 42 states to the general population as an independent service and to hospitals or other institutions under exclusive operating agreements.  The Company transports persons requiring intensive medical care from either the scene of an accident or general care hospitals to highly skilled trauma centers or tertiary care centers.  In addition, the Company’s Tourism Division provides helicopter tours and charter flights, primarily focusing on tours of the Grand Canyon and the Hawaiian Islands.

The Company’s United Rotorcraft Division designs, manufactures, and certifies a variety of aerospace and medical transport products.  With a full range of engineering, manufacturing, and certification capabilities, the United Rotorcraft Division has also designed and integrated aircraft communication, navigation, environmental control, structural, and electrical systems.  The United Rotorcraft Division’s manufacturing capabilities include avionics, electrical, composites, machining, welding, sheet metal, and upholstery.  The United Rotorcraft Division also offers quality assurance and certification services pursuant to its Federal Aviation Administration Parts Manufacturer Approvals and ISO9001:2000 certifications.

2.	Overview of Company Products

As set forth in Section 1 of this Report, the Company is primarily a service provider.  The Company does manufacture certain products through its United Rotorcraft Division, and contracts for the manufacture of products with third-party suppliers.  We have identified the following categories of products that we manufactured or contracted to manufacture during 2013 containing conflict minerals:

•	Modular Medical Interiors
•	Multi-Mission Medical Interiors
•	Miscellaneous aerospace and medical transport products to include basic life support suites, intensive care suites and advanced search and rescue systems

The Company does not itself conduct any mining of conflict minerals, does not make purchases of raw ore or unrefined conflict minerals, and makes no purchases of products in the Covered Countries.

In accordance with Section 13(p) of the Exchange Act and Rule 13p-1, the Company conducted a detailed internal review to determine whether the products manufactured or contracted to be manufactured by the Company contain conflict minerals necessary to the functionality or production of such products.  The Company determined through this internal review that it was likely subject to Rule 13p-1 because of the types of materials used to manufacture these products.

3.	Reasonable Country of Origin Inquiry

The Company then proceeded with a Reasonable Country of Origin Inquiry (“RCOI”) that employed a combination of measures to determine whether the necessary conflict minerals in the Company’s products originated from the Covered Countries.  The Company’s primary means of determining country of origin of necessary conflict minerals was by conducting a comprehensive survey of all 245 of the Company’s direct suppliers that could provide the Company with components or materials containing conflict minerals; the Company determined that an additional 100 suppliers did not need to be surveyed because of the nature of the components and materials they sell to the Company.  The Company’s Purchasing Department has primary responsibility for the RCOI survey and maintains a detailed log of all RCOI survey efforts made.

The Company provided each supplier with a simple and clear form that it developed, called a Conflict Minerals Certification, providing multiple options with respect to whether conflict minerals are included in the supplier’s products and, if so, inquiries regarding origin.  The Conflict Minerals Certification is provided to all new suppliers as well, in order to ensure ongoing compliance.

Of the 245 suppliers that are in scope and were surveyed through the RCOI, the Company received 119 responses, for an overall return rate of approximately 48.6%.  Seventy-nine of the suppliers that responded to the Company’s RCOI stated that their products do not contain conflict minerals, 31 stated that their products do contain conflict minerals, and nine refused to answer the Company’s survey.  Based on this data, the Company has confirmation that, at a minimum, approximately 12.6% of its suppliers provide it with materials and components that contain conflict minerals.

All of the suppliers whose products contain conflict minerals responded either that (i) such conflict minerals do not originate from the Covered Countries, or (ii) they are unable to determine the country of origin or such conflict minerals at this time.  The Company is following up with each of its suppliers based on their responses to the survey to determine the specific country or countries of origin and to encourage responses from those suppliers who did not respond.

Through these follow-up inquiries, the Company continues to attempt to identify the facilities used to process the conflict minerals used in its products, as well as the countries of origin of the minerals used by those facilities.  The Company has not identified those facilities to date but will continue to work through its RCOI process to attempt to make these determinations for purposes of its 2014 Conflict Minerals Report.

4.	Due Diligence Program

To the extent its sourcing of conflict minerals could not be determined, the Company established and implemented a due diligence program both to determine the source and chain of custody of necessary conflict minerals contained in the products manufactured or contracted to be manufactured by the Company and to ensure that any conflict minerals sourced from the Covered Countries do not directly or indirectly benefit armed groups.

In establishing and conducting its due diligence, the Company utilized the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”), an internationally recognized due diligence framework.

Based on the OECD Guidance, the Company took the following steps:

A.              Establishing a Conflict Minerals Policy Manual and Conflict Minerals Policies and Procedures.  As recommended by Step 1 of the OECD Guidance, the Company’s Conflicts Minerals Policy Manual sets forth the Company’s policy regarding use of conflict minerals in its products.  Specifically, it is the Company’s policy to refrain, to the extent possible, to do business with suppliers who supply or manufacture components, parts, or products containing conflict minerals from one or more Covered Countries unless such conflict minerals are sourced from socially and environmentally responsible sources that do not directly or indirectly benefit or finance armed groups in the Covered Countries.  The Company, where possible, will source from smelters and refiners validated as being conflict free, and require direct and indirect suppliers to do the same.

In addition, the Conflicts Minerals Policy Manual enumerates specific requirements for its suppliers regarding conflict minerals due diligence and use, and how the Company will respond to suppliers who violate the Company’s Conflict Minerals Policy Manual. The Company established specific corporate responsibilities to oversee and implement its Conflict Minerals Policies and Procedures, principally with the Purchasing and Legal departments.

B.            Risk Assessment and Response.  As recommended by Steps 2 and 3 of the OECD Guidance, the Company’s Conflict Minerals Policy Manual states clearly that any supplier violating the Company policy will be asked to commit to and implement a corrective action plan, based on the nature of the policy violation.  The Company’s Conflict Minerals Policy Manual further states that prolonged violations will result in possible termination of business.

To implement this, the Company is incorporating its Conflict Minerals Compliance Program, including its evaluation of and follow-up on Conflict Minerals Certifications, into its broader Supplier Control/Vendor Approval processes.  These rigorous procedures include a number of processes and tools, including vendor self-audit and periodic review by Purchasing and other departments.  The Company will continue to evaluate this Conflict Minerals Compliance Program throughout 2014 with the aim of making further improvements to its risk assessment and response process.

As of the end of 2013, the Company did not identify any specific conflict minerals-related risks or violations of its Conflict Minerals Policy but continues to evaluate these risks through its engagement with suppliers.

C.            Audit and Report.  The Company’s Policies and Procedures Manual establishes that the Company will obtain, in due course, independent third-party audits, as set forth in Rule 13p-1 and Step 4 of the OECD Guidance.  The Company did not obtain such an audit for its 2013 due diligence because its processes are in the initial implementation phase.  Based on the Company’s findings, an independent private-sector audit of the form contemplated by Rule 13p-1 was not required.

In accordance with Rule 13p-1 and Step 5 of the OECD Guidance, the Company has filed this Report, the associated Form SD, and other information relevant to this issue to a publically available Internet site at www.airmethods.com under the “Investors” tab.

5.	Next Steps

In the next compliance period, the Company intends to take steps to continue with its RCOI efforts and to improve its due diligence process to identify the processing facilities and countries of origin of the conflict minerals used in its products, and mitigate the risk that its necessary conflict minerals benefit armed groups.  Such steps include:

•	As discussed above, the Company is conducting follow-up inquiries with the Company’s suppliers that use conflict minerals in the products they provide to the Company in an effort to determine the facilities that processed these conflict minerals and ultimately to identify the source(s) of such conflict minerals.

•	If a supplier’s products contain conflict minerals that are sourced from a Covered Country, the Company will endeavor to promptly find an alternative supplier.

•	If any products supplied to the Company can only be acquired through a single supplier and such products contain conflict minerals from any of the Covered Countries, the Company will discontinue its use of such products or, if this is not possible due to manufacturing, regulatory, or other constraints, continue using such products until an alternative source is found and qualified.